Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

TO:	All Robin Hood and JMS Canada Employees

FROM:	Mark Smucker

RE:	Canada Leadership Team

At the end of April we announced the new Canada Leadership Team which will be in place after the closing of the acquisition. Since that time, this team – together with current Robin Hood and Smucker employees – has worked to define the future staffing and structure for their respective areas. This memo introduces many of the individuals reporting to the new Canada leadership team effective at close and outlines the organization structures of each Vice President.

We believe this structure to be put in place after the Closing will help the combined Smucker and Robin Hood operations to deliver outstanding business results. Each of these individuals were selected based on the defined needs of each business, experience in their respective areas and the skills and capabilities that they bring to their positions. As you will see, many of these leaders have deep experience in either the Robin Hood or Smucker organizations and are well positioned to help ensure the “new” Smucker company remain a leader in the food industry.

In this memo, we will briefly introduce these individuals, their roles and a general overview of their responsibilities. Unless otherwise noted, these leaders will be located in Toronto. Several organizational structures are attached for your reference.

Please join me in congratulating these team members on their new roles.

Our Commitment to You

We made the commitment that each of you would learn more about your individual positions between mid-May and mid-June and we are still on track to meet this goal. Other communications have been and will continue to occur this week in some functions at the individual and team levels regarding the future business strategy and staffing structure for the combined business after the Closing. In other areas, work is still being done and therefore individual and team communications would be premature at this time.

If you do not receive additional information this week about your function or individual position it is because work is still underway in your area, and your manager will contact you when decisions are made. We are still on schedule to communicate to every employee by mid-June regarding their status.

Industrial Business Unit, Foodservice Business Unit, and Supply Chain

John Holliday, General Manager, Industrial & Foodservice Canada and Vice President Supply Chain, will lead our efforts in these areas. The organizational structure at close is designed to allow the JMS Canadian operations to align with JMS U.S. structure of Strategic Business Areas (SBAs) and maintain unique business or country specific design features where appropriate. Within the Corporate context, Canada will operate as a single SBA, but in light of the Canadian-specific business, JMS Canada will operate three business units: Consumer, Industrial and Foodservice.

Given the extent of integration and interdependency of this activity on the IT process integration, significant amount of customer, sales and product knowledge exchange, it is anticipated that the final detailed organizational design will not be realized until the new calendar year. Based on these initiatives, the announced leadership team will be charged with confirming and implementing the final design during the course of the next three months.

Here is a brief introduction to John’s direct reports.

Joe Tavares

Director, Food Service

In this position, Joe will focus on building branded sales in the Food Service and related distribution channels. Joe will lead the marketing and sales efforts associated with the consolidated business. This position will have profit and loss responsibility for the Food Service portfolio including the Smucker products that are presently sold through a brokered sales force. Reporting to Joe will be three regional sales managers (West, Ontario and East) and a group marketing manager for the Food Service business.

Joe brings to this position a variety of sales and business experience which he will leverage to grow Food Service sales through new product introductions and organic growth.

Joe is currently Director, Customer Business Development Eastern Canada for Industrial and Retail products. He has been with Robin Hood for 26 years in a number of diverse roles as a Sales Representative, Account Representative, Account Manager, Associate Product Manager, Regional Sales Coordinator, District Sales Manager, Regional Sales Manager and Zone Director. In 1991, Joe received the International Multifoods Chairman Circle Award as the top Canadian manager for his achievements.

Joe is married with three children and enjoys playing golf and skiing.

Bob Hysong

Director, Industrial Ingredients

Leading the Industrial Ingredients division will be Bob Hysong. This business will focus on large Industrial customers such as Tim Horton’s, Weston Bakeries and all U.S. Grain-based bakery sales. The business team will manage a portfolio of products which will include bakery mixes, grain-based ingredients (flour, oats, etc.) bulk fillings and pouched condiments. Bob will lead a dedicated sales and business team towards building the most profitable, predictable and sustainable sales portfolio. Reporting to Bob will be the newly created positions of Sales Key Account Manager Industrial Accounts and Group Business Manager Industrial Ingredients.

Bob has demonstrated great success in managing this type of responsibility for Commercial Flour as Business Team Leader. His skills and leadership across a broader business portfolio will strengthen our business. On a personal note, Bob is married with four children and enjoys camping, listening to music and reading.

Jerry Peterson

Director, Operations

As the Director of Operations, Jerry will lead our Canadian business activities for plant operations, agriculture procurement and condiment demand planning. All plant managers will report to Jerry – as well as Steve Blanchard and Neil Matheson.

Jerry is currently the General Manufacturing Manager for Bick’s and he will continue to maintain these responsibilities. He has been with Multifoods for over 37 years in a number of leadership roles in Sales, Operations, Procurement, Manufacturing, Labor Relations/Contract Negotiations, Construction Projects and a variety of major capital investments. He is married and has three daughters, two grandsons and one granddaughter. In his free time he and his wife enjoy their Harley-Davidson motorcycle, golfing, camping and woodworking.

Roy Peiffer

Director, Grain Procurement

The responsibility for purchasing and hedging grain for our operations and business activities will remain with Roy Peiffer, Director Grain Procurement. He has been with Robin Hood for over 30 years in various leadership roles and continues to be an excellent fit to lead our grain procurement efforts. Roy will continue working out of Minneapolis.

Director of Logistics (currently conducting search for this position)

Given the critical nature of the integration efforts within the Logistics area (Distribution, Customer Service, Demand Planning, Customs Compliance and Purchasing) an Integration Process Leader has been assigned to direct and manage these efforts. Carl Blouin, Director of Operations at the Smucker St Marie facility, will support this need. Carl has a deep understanding of the Smucker business processes and well-developed project management skills – both of which will be drawn upon to lead a successful integration effort.

Director of Product Development – Research and Development Food Service Industrial (currently conducting search for this position)

The Product Development and Research function within the Food Service Industrial business will be broadened in scope to include the Tech Service team. Reporting to the Director of Product Development – Research and Development Food Service Industrial will be Michel Johnson, Manager Industrial and Food Service Product Development – Bakery and Kevin Jones, Manager Tech Service. These individuals and their staff will support the marketing, sales and customer requirements of the Food Service and Industrial Ingredient business.

Accounting/Finance

John Denman, Vice President and Chief Financial Officer of Canada, will lead and manage all administrative functions for Canada.

The Robin Hood accounting/finance organization was reorganized within the past year. The structure was changed and several new employees joined the company. For the most part, this structure is consistent with the Smucker model successfully used in the U.S. At close, the changes in the new organization will primarily involve moving some responsibilities among departments. The structure will basically remain the same.

Our focus has been on the centralized organization; at close, the accounting functions at the plants will remain intact. We will evaluate these functions as future systems integration and business process decisions are made.

Here is a brief overview of John’s direct reports.

Jeff Scott

Director, Finance & Treasury

Jeff will be responsible for all Canadian finance and treasury activities. These activities include, but are not limited to, financial reporting, accounts payable and the general ledger. In addition, he will assume the responsibility for the payroll function. Jeff will play a key role in the transition from Robin Hood to Smucker accounting policies and processes.

Jeff has held numerous positions in Finance at Robin Hood including Controller, Assistant Controller and Manager of Audit Services. He has also provided financial reporting, accounting and planning for both Commercial and Consumer divisions and was a core team member for both the PRMS and SAP system implementation.

Jeff enjoys bicycling and has cycled across Canada – from Victoria to St. John’s. He and his wife have one son.

Darren Brash

Director, Supply Chain Finance

Darren will be responsible for all the Canadian supply chain and operation accounting activities. All Robin Hood plant accountants report through his organization. Darren will lead the effort to improve the current grain and commodity systems and processes.

Prior to Robin Hood, he spent five years at Kimberly-Clark in Cost and Business Analysis. He also gained experience as Vice President of Cost Control at Dubble Bubble and as Controller and Director of Operations in a division of HJ Heinz called Shady Maple Farm Ltd.

Darren and his wife have one daughter, who loves baseball. In his free time, Darren enjoys golf, sailing and skiing.

Heather Sirrs

Director, Financial Planning/Analysis

Heather will be responsible for the Canadian financial plan and accounting support for the new sales and marketing organization. Her most significant challenge will be to integrate the Smucker planning process and a possible integration of Khalix software – as early as the fiscal 2006 preliminary plan.

Prior to joining Robin Hood in 2003, Heather spent 16 years at Nabisco/Kraft in a variety of roles, including Project Manager, Integration; Director, Operations Finance; and Director, Business Planning.

Heather spends much of her free time at the hockey rink watching her two sons play. She also enjoys gardening and home renovation projects.

Sylvie Messier

Director, Projects

Controller, JMS Canada

The combination of our companies will result in a significant number of accounting-related projects. The project workload will exceed our current resources. As a result, a Director, Projects position has been added to the organization.

At close, Sylvie Messier will move into this role. She will provide this support in addition to her current responsibilities as Controller, JMS Canada. Sylvie will continue to be located in St. Marie. Her future role will evolve as we transition certain responsibilities to Toronto.

Sylvie has been with Smucker for eight years. Her hobbies include outdoor activities such as hiking, bicycling, cross country skiing, snowboarding and photography.

Consumer Business Unit

Dave Lemmon, Vice President and General Manager, Consumer Market Canada, will have profit and loss responsibilities for all activities related to the branded and private label businesses. The organizational structure that has been developed to support the Consumer business is one that will best serve our customers’ needs and provides the greatest opportunity for the growth of our brands. This structure will foster an environment focused on growth through the innovation process. Many of the learnings from the Robin Hood “matrix” structure were adopted into how our business will be managed moving forward.

Here is a brief overview of Dave’s direct reports.

Chris Bouchard

Director, Sales

As Director of Sales, Chris will be responsible for all sales initiatives, including developing a national volume plan that aligns with our strategic sales goals. He will also be tasked with managing broker relationships and ensuring customer profitability.

Chris is currently responsible for the entire branded portfolio of JMS. He has been in this role for two years; he handles accounts with brokers and is responsible for national results and strategies.

Chris is married and has a one-year-old daughter. He enjoys golf in his free time.

John Grant

Director, Marketing

As the Director or Marketing, John will be responsible for establishing and managing the short- and long-term strategies for our portfolio of brands and for building the equity of our brand trademarks with consumers. He will also be responsible for managing the profit and loss of all our brands as well as fostering an environment for growth through innovation.

John joined the Smucker organization as the Director of Marketing in 2003. He has led the development and launch of several new products in the Fruit Spreads, Shortening and Peanut Butter categories, which has help to foster renewed growth for these brands in Canada.

Prior to joining JMS, John was Marketing Director at Pepsi Cola Canada for four years and worked at The H.J. Heinz Co of Canada for 12 years. John is a Toronto native and is married with four children. His hobbies include golf, music and travel.

Louis Carré

Director, Trade Marketing

As Director of Trade Marketing, Louis’s primary responsibilities will include developing and managing the strategies to support the trade spend function on our business, providing the information and support required to build promotion strategies and analyze their effectiveness. Louis will also be tasked with supporting our role as category leader by providing support through AC Neilsen as well as other external data sources.

Louis is currently the National Category Development Manager where he works closely with retailers to increase sales and profitability. Louis has been with Robin Hood since 2001 where he started in Marketing as a Category Manager for Bick’s.

Before Robin Hood, he spent seven years at Effem Inc. (Mars Company) as a Sales & Operations Manager, Trade Marketing Manager on Confectionery and Category Manager on Uncle Bens’. He also spent three years at Best Foods as a Key Account Manager selling Mazola Oil and Skippy Peanut Butter and managing a sales force.

Louis is married and has two children. In his spare time he enjoys spending time with his family, reading, playing tennis and hockey and watching sports.

Wayne McDonald

Manager, U.S. Export

Wayne will maintain his current responsibilities as Manager, U.S. Export. In this role, he will continue to manage sales results for the ethnic foods business in the U.S. He will also oversee sales for the Wal-Mart Private Label – Pickles, Robin Hood Specialty Kits and Red River Cereal.

Wayne has been with Robin Hood for 23 years in a number of sales roles including Sale Representative, District Sales Manager, Key Account Manager, Account Executive and National Account Executive. He is married and has four children. He is an avid follower of both hockey and lacrosse.

Director, Product Development – Research and Development (currently conducting search for this position)

The final selection for this position is still in process and we anticipate filling this role shortly. In this role, the person will be responsible for managing innovation through the “Stage-Gate” process. He or she will also be tasked with developing cost efficiencies that support our brands and driving them throughout the organization.

Human Resources

Pete Vitarisi, Vice President, Human Resources Canada, will lead our Human Resources efforts and is responsible for compensation, benefits, employment issues, personnel policies, employee communications and employee relations. He will ensure that we continue to provide a workplace infrastructure that supports our business objectives and is aligned with our Basic Beliefs.

As you know, Pete has recently joined the JMS Canada leadership team and is working to determine the best Human Resources model in Canada. Today, we are happy to announce that Kathleen Rafferty will continue to play a vital role in this model. And, as additional decisions are made in the future, we will be sure to share them with you.

Kathleen Rafferty

Director, Compensation and Benefits

Kathleen will continue her current role as Director, Compensation and Benefits. She will be charged with the design, implementation and administration of salaried compensation and benefit programs and related policies, systems and processes to ensure they are aligned with our business strategies. She will also provide direction and support to plant management with regard to labor relation issues and ensure human resources policies and practices meet legal and legislative requirements. Kathleen will be the primary client contact for Human Resource issues such as recruitment and selection, training and development and performance management.

Kathleen has been with Robin Hood for 15 years in a number of roles, including benefits specialist, HR generalist and employee and labor relation functions. She enjoys traveling, theatre and reading.

Information Technology (IT)

While there are no individual announcements to make regarding the IT leadership structure, we can report that Canadian IT resources will continue to be located in Canada. And, beginning after Close, IT in Canada will report to corporate IT in Orrville. This structure will ensure the IT strategies and investments in Canada are properly aligned with the corporate IT objectives.

This alignment is an important aspect in supporting an integrated business strategy for North America. Specifically, the most likely long-term scenario is to move to a common Enterprise Resource Planning (ERP) system. And, having IT consolidated will help facilitate that effort and be well-positioned to provide the required ongoing support.

Next Steps

Consistent with the members of the Canada Leadership Team, this next level of leadership will assume their new roles at the closing of the acquisition on June 18. Until then, the current structure and reporting relationships at Smucker and Robin Hood remain in effect.

We are excited to see our future business structure in Canada begin to take shape. We would like to thank you for your patience during the integration as these decisions have been made. We have worked quickly to put this structure in place, and believe we have taken the steps to ensure our decisions are the right ones – both for the short- and long-term success of the combined organizations of the new Smucker Canada.

Sincerely,

The J. M. Smucker Company

Mark Smucker

Vice-President & General Manager

International Markets

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.